EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended March 31, 2015 compared to three months ended March 31, 2014

During the three months ended March 31, 2015, Danaos had an average of 56.0 containerships compared to 58.6 containerships for the three months ended March 31, 2014. Our fleet utilization increased to 98.4% in the three months ended March 31, 2015 compared to 95.2% in the three months ended March 31, 2014.

Operating Revenue

Operating revenues increased 2.3%, or $3.1 million, to $138.6 million in the three months ended March 31, 2015, from $135.5 million in the three months ended March 31, 2014.

Operating revenues for the three months ended March 31, 2015 reflect:

•             $2.7 million of additional revenues in the three months ended March 31, 2015 compared to the three months ended March 31, 2014, related to the MOL Priority and the MOL Performance, which were added to our fleet on November 5, 2014.

•             $2.1 million increase in revenues in the three months ended March 31, 2015 compared to the three months ended March 31, 2014, related to revenue recognition accounting of the ZIM restructuring that became effective on July 16, 2014.

•                  $1.7 million decrease in revenues in the three months ended March 31, 2015 compared to the three months ended March 31, 2014, related to the Commodore, the Messologi and the Mytilini, which were generating revenues in the three months ended March 31, 2014, but were sold within 2014.

Voyage Expenses

Voyage expenses decreased by $0.2 million, to $3.1 million in the three months ended March 31, 2015, from $3.3 million in the three months ended March 31, 2014, mainly attributable to the decreased average number of vessels in our fleet during the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

Vessel Operating Expenses

Vessel operating expenses decreased 9.6%, or $2.9 million, to $27.3 million in the three months ended March 31, 2015, from $30.2 million in the three months ended March 31, 2014. The reduction is attributable to an 8.0% improvement in the average daily operating cost per vessel and the decrease in the average number of vessels in our fleet during the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

The average daily operating cost per vessel decreased by 8%, to $5,622 per day for the three months ended March 31, 2015, from $6,110 per day for the three months ended March 31, 2014. Out of this 8% decrease, 5% is attributed to a 17.6% improvement in the average €/$ exchange rate between the two periods, while the remaining 3% is mainly attributed to the sale of the older vessels in our fleet whose contribution in daily operating expenses was higher than the fleet average. Management believes that our daily operating cost ranks as one of the most competitive in the industry.

Depreciation

Depreciation expense decreased 4.1%, or $1.4 million, to $32.5 million in the three months ended March 31, 2015, from $33.9 million in the three months ended March 31, 2014, mainly due to the lower depreciation expense on the eight 2,200 TEU vessels with respect to which we recorded an impairment charge on December 31, 2014.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $0.2 million, to $1.2 million in the three months ended March 31, 2015, from $1.0 million in the three months ended March 31, 2014. The increase reflects increased dry-docking and special survey costs incurred in the preceding 12 months and amortized during the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

General and Administrative Expenses

General and administrative expenses decreased 1.9%, or $0.1 million, to $5.3 million in the three months ended March 31, 2015, from $5.4 million in the three months ended March 31, 2014. The decrease was due to an improvement in various administrative expenses by $0.2 million between the two periods, which was partially offset by increased fees paid to our Manager in the three months ended March 31, 2015 compared to the three months ended March 31, 2014 by $0.1 million, due to an increase in the per day fee payable to our Manager since January 1, 2015.

Effective January 1, 2015, our management fees were adjusted to a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and $850 per vessel per day for vessels on time charter.

Gain on sale of vessels

Gain on sale of vessels, was $0.5 million in the three months ended March 31, 2014 as a result of the sale of Marathonas on February 26, 2014. There were no sales during the three months ended March 31, 2015.

Interest Expense and Interest Income

Interest expense decreased by 13.3%, or $2.8 million, to $18.2 million in the three months ended March 31, 2015, from $21.0 million in the three months ended March 31, 2014. The change in interest expense was mainly due to the decrease in our average debt by $218.6 million, to $2,983.4 million in the three months ended March 31, 2015, from $3,202.0 million in the three months ended March 31, 2014, as well as the decrease in the cost of debt servicing in the three months ended March 31, 2015 compared to the three months ended March 31, 2014, mainly driven by the accelerated amortization of our fixed rate debt, which bears a higher cost compared to our floating rate debt.

The Company is rapidly deleveraging its balance sheet. As of March 31, 2015, our debt outstanding was $2,962.7 million compared to $3,174.0 million as of March 31, 2014.

Interest income was $0.8 million in the three months ended March 31, 2015 compared to nil in the three months ended March 31, 2014.

Other Finance Costs, Net

Other finance costs, net, decreased by $0.1 million, to $4.9 million in the three months ended March 31, 2015, from $5.0 million in the three months ended March 31, 2014. This decrease was due to the $0.1 million decrease in amortizing finance fees (which were deferred and are amortized over the term of the respective credit facilities) in the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

Other Income/(Expenses), Net

Other income/(expenses), net, was minimal in the three months ended March 31, 2015 and 2014.

Unrealized and realized (loss)/gain on derivatives

Unrealized gain on interest rate swap hedges was a gain of $4.4 million in the three months ended March 31, 2015 compared to a gain of $5.7 million in the three months ended March 31, 2014. The unrealized gains were attributable to mark to market valuation of our swaps, as well as reclassification of unrealized losses from Accumulated Other Comprehensive Loss to our earnings due to the discontinuation of hedge accounting since July 1, 2012.

Realized loss on interest rate swap hedges, decreased by $12.4 million, to $21.1 million in the three months ended March 31, 2015, from $33.5 million in the three months ended March 31, 2014. This decrease is attributable to $1,058.9 million lower average notional amount of swaps during the three months ended March 31, 2015 compared to the three months ended March 31, 2014 as a result of swap expirations.

Liquidity and Capital Resources

Our principal source of funds have been operating cash flows, vessel sales, long-term bank borrowings and a common stock sale in August 2010, as well as our initial public offering in October 2006. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements.

Our short-term liquidity needs primarily relate to funding our vessel operating expenses, debt interest payments and servicing the current portion of our debt obligations. Our long-term liquidity needs primarily relate to debt repayment and capital expenditures related to any further growth of our fleet.

We anticipate that our primary sources of funds will be cash from operations and equity or capital markets debt financings, subject to restrictions on uses of such funds and incurrence of debt in our credit facilities.

Under our existing multi-year charters as of March 31, 2015, we had contracted revenues of $416.3 million for the remainder of 2015, $520.0 million for 2016 and, thereafter, approximately $2.6 billion. Although these expected revenues are based on contracted charter rates, we are dependent on our charterers’ ability and willingness to meet their obligations under these charters.

As of July 16, 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors on substantially the same terms as the agreement in principle previously announced by ZIM in January 2014. The terms of the restructuring include a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of the Company’s vessels, which had already been implemented beginning in January 2014. The terms also include the receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to the Company which related to the outstanding long term receivable as of December 31, 2013. See Note 6 to our unaudited condensed consolidated financial statements included elsewhere herein.

As of March 31, 2015, we had cash and cash equivalents of $65.8 million. As of March 31, 2015, we had no remaining borrowing availability under our credit facilities. As of March 31, 2015, we had $50.0 million of vendor financing outstanding, of which $39.2 million was payable within the next twelve months, and $2.9 billion of outstanding indebtedness, of which $196.6 million was payable within the next twelve months.

On January 24, 2011, we entered into a definitive agreement, which we refer to as the “Bank Agreement”, which became effective on March 4, 2011, in respect of our existing financing arrangements (other than our credit facilities with the Export Import Bank of Korea (“KEXIM”) and with KEXIM and ABN Amro), and for new credit facilities, which we refer to as the “January 2011 Credit Facilities”, from certain of our lenders aggregating $424.75 million. The Bank Agreement provided for, among other things, the following under our existing bank debt facilities: the amortization and maturities were rescheduled, the interest rate margin was reduced, and the financial covenants, events of default and guarantee and security packages were revised. We are required under the Bank Agreement to apply a substantial portion of our cash from operations to the repayment of principal under our financing arrangements. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations. Under the Bank Agreement, we are subject to limits on our ability to incur additional indebtedness without our lenders’ consent and requirements for the application of proceeds from any future vessel sales or financings, including sales of equity, as well as other transactions. See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 10, 2015, as well as Note 9, Long-term Debt, to our condensed consolidated financial statements (unaudited) included elsewhere herein.

As of March 31, 2015, we were in compliance with the financial and collateral coverage covenants under our debt arrangements. We believe that continued future compliance with the terms of these agreements will allow us to satisfy our liquidity needs. We anticipate that our primary sources of funds described above, including future equity or debt financings in the case of any further growth of our fleet to the extent permitted under our credit facilities, will be sufficient to satisfy all of the short-term and long-term liquidity needs described above, up to the 2018 maturity of the credit facilities under our Bank Agreement, which we expect to refinance at such time.

Our board of directors determined in 2009 to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry and in order to conserve cash to be applied toward the financing of our then extensive newbuilding program. Under the Bank Agreement and the Sinosure-CEXIM credit facility, we are not permitted to pay cash dividends or repurchase shares of our capital stock unless (i) our consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of our vessels to our outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

We have 15,000,000 outstanding warrants, which will expire on January 31, 2019, with an exercise price of $7.00 per share. We will not receive any cash upon exercise of the warrants as the warrants are only exerciseable on a cashless basis.

Cash Flows

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $20.4 million, to $59.7 million provided by operating activities in the three months ended March 31, 2015 compared to $39.3 million provided by operating activities in the three months ended March 31, 2014. The increase was mainly the result of a reduction in realized losses from derivatives of $12.3 million, reduced interest expense of $2.8 million, lower payments for dry-docking and special survey costs of $1.7 million and reduced total operating expenses of $3.1 million in the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

Net Cash (Used in)/Provided by Investing Activities

Net cash flows (used in)/provided by investing activities decreased by $9.2 million, to $0.2 million used in investing activities in the three months ended March 31, 2015 compared to $9.0 million provided by investing activities in the three months ended March 31, 2014. The difference reflects nil net proceeds from sale of vessels in the three months ended March 31, 2015 compared to $9.8 million in the three months ended March 31, 2014 off-setting cash used for vessel additions of $0.2 million in the three months ended March 31, 2015 compared to $0.8 million in the three months ended March 31, 2014.

Net Cash Used in Financing Activities

Net cash flows used in financing activities decreased by $5.9 million, to $51.5 million used in financing activities in the three months ended March 31, 2015 compared to $57.4 million used in financing activities in the three months ended March 31, 2014. The decrease is due to the payments of long-term debt and Vendor financing of $53.6 million in the three months ended March 31, 2015 compared to $60.7 million in the three months ended March 31, 2014, partially off-set due to the payments of deferred finance costs of $0.7 million in the three months ended March 31, 2015 compared to nil payments in the three months ended March 31, 2014 and by a decrease in the restricted cash of $0.4 million in the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the tables below for supplemental financial data and corresponding reconciliations to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued, unrealized (gain)/loss on derivatives, realized gain/(loss) on derivatives and gain on sale of vessels. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because they are used by certain investors to measure a company’s ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

EBITDA and Adjusted EBITDA Reconciliation to Net Income

	Three Months ended March 31, 2015	Three Months ended March 31, 2014
	(In thousands)
Net income	$30,342	$8,407
Depreciation	32,488	33,943
Amortization of deferred drydocking & special survey costs	1,174	1,002
Amortization of deferred realized losses of cash flow interest rate swaps	991	990
Amortization of finance costs	3,688	3,808
Finance costs accrued (Exit Fees under our Bank Agreement)	933	938
Interest income	(840)	(15)
Interest expense	18,198	20,999
EBITDA	$86,974	$70,072
Gain on sale of vessels	—	(493)
Realized loss on derivatives	20,142	32,486
Unrealized gain on derivatives	(4,394)	(5,684)
Adjusted EBITDA	$102,722	$96,381

EBITDA and Adjusted EBITDA Reconciliation to Net Cash Provided by Operating Activities

	Three Months ended March 31, 2015	Three Months ended March 31, 2014
	(In thousands)
Net cash provided by operating activities	$59,660	$39,296
Net increase in current and non-current assets	1,061	11,182
Net decrease/(increase) in current and non-current liabilities	4,112	(9,606)
Net interest	17,358	20,984
Payments for dry-docking and special survey costs deferred	389	2,039
Gain on sale of vessel	—	493
Unrealized gain on derivatives	4,394	5,684
EBITDA	$86,974	$70,072
Gain on sale of vessel	—	(493)
Realized loss on derivatives	20,142	32,486
Unrealized gain on derivatives	(4,394)	(5,684)
Adjusted EBITDA	$102,722	$96,381

	Three Months ended March 31, 2015	Three Months ended March 31, 2014
	(In thousands)
Net cash provided by operating activities	$59,660	$39,296
Net cash (used in)/provided by investing activities	(161)	9,019
Net cash used in financing activities	(51,479)	(57,442)

EBITDA increased by $16.9 million, to $87.0 million in the three months ended March 31, 2015, from $70.1 million in the three months ended March 31, 2014. The increase was attributable to a $3.1 million increase in operating revenues, a $2.9 million decrease in operating, a $0.2 million decrease in voyage expenses, a $0.1 million decrease in general and administrative expenses and a $11.1 million increase in unrealized and realized losses on derivatives in the three months ended March 31, 2015 compared to the three months ended March 31, 2014, all of the above partially off-set by nil gain on sale of vessels in the three months ended March 31, 2015 compared to a $0.5 million gain on sale of vessels recorded in the three months ended March 31, 2014.

Adjusted EBITDA increased by $6.3 million, to $102.7 million in the three months ended March 31, 2015, from $96.4 million in the three months ended March 31, 2014. The increase was attributable to a $3.1 million increase in operating revenues, a $2.9 million decrease in operating expenses, a $0.2 million decrease in voyage expenses and a $0.1 million decrease in general and administrative expenses in the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

Credit Facilities

We, as borrower, and certain of our subsidiaries, as guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 10 to our unaudited condensed consolidated financial statements included in this report. The following table summarizes all our credit facilities:

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$676.8

The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Federal (ex Hyundai Federal), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande

Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$628.5

The Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C, the MSC Zebra (ex Niledutch Zebra), the Niledutch Palanca (ex Danae C), the Dimitris C, the MOL Performance and the MOL Priority

Canyon Capital Finance	$142.9	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$173.5	The Zim Rio Grande, the Zim Sao Paolo and the OOCL Istanbul (ex Zim Kingston)
Credit Suisse	$206.4	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Bank of America Merrill Lynch—Burlington Loan Management— National Bank of Greece	$237.7	The SNL Colombo, the YM Seattle, the YM Vancouver and the YM Singapore
Commerzbank—Credit Suisse—Credit Agricole	$271.1	The OOCL Novorossiysk (ex ZIM Dalian), the Hanjin Santos, the YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$27.6	The Deva and the Derby D
KEXIM	$16.0	The CSCL Europe and the CSCL America
KEXIM-ABN Amro	$51.2	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$90.6	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS(2)	$82.5	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$26.5	The Hanjin Greece
Club Facility	$59.0	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$69.7	The Hyundai Ambition
Sinosure-CEXIM-Citi-ABN Amro	$139.0	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson
Vendor Financing
Hyundai Samho	$50.0	Second priority liens on the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany

(1)                                          As of March 31, 2015.

(2)                                          Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre.

(3)                                          Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan.

As of March 31, 2015, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with the covenants under its Bank Agreement and its other credit facilities as of March 31, 2015.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. We do not use financial instruments for trading or other speculative purposes.

On July 1, 2012, we elected to prospectively de-designate interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our interest rate swap agreements are recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de-designation date forward. We evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. Furthermore, the fair value of the hedged item associated with the previously designated fair value interest rate swaps will be frozen and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, both the accumulated other comprehensive loss balance and the fair value of hedged debt balance pertaining to the respective amounts would be reversed through earnings immediately. Refer to Note 11, Financial Instruments, to our condensed consolidated financial statements (unaudited) included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the three months ended March 31, 2015 and 2014.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of March 31, 2015:

•                  on an actual basis; and

•                  on an as adjusted basis to reflect in the period from April 1, 2015 to April 29, 2015 scheduled debt repayments of $10.6 million, of which $7.2 million relates to the Hyundai Samho Vendor financing and $3.4 million to our Sinosure-CEXIM-Citi-ABN Amro credit facility.

In addition, from April 1, 2015 to April 29, 2015, we issued 2,233 new shares of common stock distributed to the employees of our manager in respect of equity awards granted in 2014.

Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between April 1, 2015 and April 29, 2014.

	As of March 31, 2015
	Actual	As Adjusted
	(US Dollars in thousands)
Debt:
Total debt(1)	$2,962,676	$2,952,102
Stockholders’ equity:
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and none issued; actual and as adjusted)	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 109,775,955 shares issued and outstanding actual and 109,778,188 shares issued and outstanding as adjusted (2)	1,098	1,098
Additional paid-in capital	546,734	546,734
Accumulated other comprehensive loss	(125,502)	(125,502)
Retained earnings	310,401	310,401
Total stockholders’ equity	732,731	732,731
Total capitalization	$3,695,407	$3,684,833

(1)                                 Total debt actual and as adjusted includes $50.0 million and $42.8 million of vendor financing, respectively. All of our indebtedness is secured.

(2)                                 Does not include 15 million warrants issued to purchase shares of common stock, at an exercise price of $7.00 per share, which we issued to lenders participating in our comprehensive financing plan. The warrants, which will expire on January 31, 2019, are exercisable solely on a cashless exercise basis.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, charter counterparty performance, ability to obtain financing and comply with covenants contained in our financing agreements, shipyard performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)

		As of
	Notes	March 31, 2015	December 31, 2014
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$65,750	$57,730
Restricted cash	3	9	2,824
Accounts receivable, net		6,579	7,904
Inventories		11,140	11,665
Prepaid expenses		881	713
Due from related parties		14,235	10,597
Other current assets	6	9,688	11,640
Total current assets		108,282	103,073
Fixed assets, net	4	3,592,011	3,624,338
Deferred charges, net	5	50,802	55,275
Other non-current assets	11b,6	69,408	68,506
Total non-current assets		3,712,221	3,748,119
Total assets		$3,820,503	$3,851,192
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	7	$10,655	$12,510
Accrued liabilities	8	23,990	24,705
Current portion of long-term debt	10	196,643	178,116
Current portion of vendor financing	10	39,292	46,530
Unearned revenue		13,194	13,719
Other current liabilities	9,11a	33,793	52,502
Total current liabilities		317,567	328,082
LONG-TERM LIABILITIES
Long-term debt, net of current portion	10	2,716,046	2,773,004
Vendor financing, net of current portion	10	10,695	17,837
Unearned revenue, net of current portion		28,924	30,412
Other long-term liabilities	9,11a	14,540	13,708
Total long-term liabilities		2,770,205	2,834,961
Total liabilities		3,087,772	3,163,043
Commitments and Contingencies	12	—	—
STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of March 31, 2015 and December 31, 2014)	13	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as March 31, 2015 and December 31, 2014. 109,775,955 and 109,669,429 issued and outstanding as of March 31, 2015 and December 31, 2014, respectively)	13	1,098	1,097
Additional paid-in capital		546,734	546,735
Accumulated other comprehensive loss	11a	(125,502)	(139,742)
Retained earnings		310,401	280,059
Total stockholders’ equity		732,731	688,149
Total liabilities and stockholders’ equity		$3,820,503	$3,851,192

The accompanying notes are an integral part of these consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except per share amounts)

		Three months ended March 31,
	Notes	2015	2014

OPERATING REVENUES		$138,605	$135,486

OPERATING EXPENSES
Voyage expenses		(3,057)	(3,275)
Vessel operating expenses		(27,323)	(30,246)
Depreciation	4	(32,488)	(33,943)
Amortization of deferred drydocking and special survey costs	5	(1,174)	(1,002)
General and administrative expenses		(5,270)	(5,393)
Gain on sale of vessels	14	—	493
Income From Operations		69,293	62,120

OTHER INCOME (EXPENSE)
Interest income		840	15
Interest expense		(18,198)	(20,999)
Other finance costs		(4,861)	(4,991)
Other income (expense), net		7	54
Unrealized and realized losses on derivatives	11	(16,739)	(27,792)
Total Other Expenses, net		(38,951)	(53,713)

Net Income		$30,342	$8,407

EARNINGS PER SHARE
Basic and diluted net income per share		$0.28	$0.08
Basic and diluted weighted average number of common shares	13	109,785	109,669

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

(Expressed in thousands of United States Dollars)

	Three months ended March 31,
	2015	2014

Net income for the period	$30,342	$8,407
Other comprehensive income
Amortization of deferred realized losses on cash flow hedges	991	990
Reclassification of unrealized losses to earnings	13,249	25,018
Total Other Comprehensive Income	14,240	26,008
Comprehensive Income	44,582	$34,415

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Three months ended March 31,
	2015	2014
Cash Flows from Operating Activities
Net income	$30,342	$8,407

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	32,488	33,943
Amortization of deferred drydocking and special survey costs	1,174	1,002
Amortization of finance costs	3,688	3,808
Exit fee accrued on debt	933	938
Payments for drydocking/special survey costs deferred	(389)	(2,039)
Gain on sale of vessels	—	(493)
Amortization of deferred realized losses on interest rate swaps	991	990
Unrealized gains on derivatives	(4,394)	(5,684)

(Increase)/Decrease in
Accounts receivable	1,325	694
Inventories	525	218
Prepaid expenses	(168)	(146)
Due from related parties	(3,638)	772
Other assets, current and long-term	895	(12,720)

Increase/(Decrease) in
Accounts payable	(1,855)	6,855
Accrued liabilities	(715)	2,119
Unearned revenue, current and long term	(2,013)	(235)
Other liabilities, current and long-term	471	867
Net Cash provided by Operating Activities	59,660	39,296

Cash Flows from Investing Activities
Vessels additions	(161)	(752)
Net proceeds from sale of vessels	—	9,771
Net Cash (used in)/provided by Investing Activities	(161)	9,019

Cash Flows from Financing Activities
Payments of long-term debt	(39,223)	(46,299)
Payments of vendor financing	(14,379)	(14,379)
Deferred finance costs	(692)	—
Decrease of restricted cash	2,815	3,236
Net Cash used in Financing Activities	(51,479)	(57,442)

Net Increase/(Decrease) in Cash and Cash Equivalents	8,020	(9,127)
Cash and Cash Equivalents at beginning of period	57,730	68,153
Cash and Cash Equivalents at end of period	$65,750	$59,026

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1                               Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 12, Stockholders’ Equity.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, the Company’s consolidated financial position as of March 31, 2015, the consolidated results of operations for the three months ended March 31, 2015 and 2014 and the consolidated cash flows for the three months ended March 31, 2015 and 2014. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2014. The results of operations for the three months ended March 31, 2015, are not necessarily indicative of the results to be expected for the full year.

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The Company also consolidates entities that are determined to be variable interest entities as defined in the authoritative guidance under U.S. GAAP. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

The consolidated companies are referred to as “Danaos,” or “the Company.”

As of March 31, 2015, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(2)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Together	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Tenacity	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Hanjin Germany	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Hanjin Italy	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Hanjin Greece	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(1)	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(1)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais(1)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine(1)	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(1)	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	MOL Performance	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	MOL Priority	2002	6,402
Federal Marine Inc.	February 14, 2006	Federal	1994	4,651
Auckland Marine Inc.	January 27, 2005	SNL Colombo	2004	4,300
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	OOCL Novorossiysk	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	OOCL Istanbul	2008	4,253
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A.	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Hanjin Algeciras	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hanjin Constantza	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Hanjin Buenos Aires	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hanjin Santos	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hanjin Versailles	2010	3,400
Vilos Navigation Company Ltd.	May 30, 2013	MSC Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Niledutch Palanca	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(2)
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200

(1)                                 Vessel subject to charterer’s option to purchase vessel after first eight years of time charter term for $78.0 million.

(2)                                 Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

2                      Significant Accounting Policies

All accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 10, 2015.

Recent Accounting Pronouncements

In April 2015, the FASB issued Accounting Standards Update No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” (“ASU 2015-03”). ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments are effective for annual periods ending after December 15, 2015, and interim periods within annual periods beginning after December 15, 2015.  Early application is permitted. The Company is not early adopting this standard and is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

3                      Restricted Cash

Restricted cash is comprised of the following (in thousands):

	As of March 31, 2015	As of December 31, 2014
Retention account	$9	$2,824
Total	$9	$2,824

The Company was required to maintain cash of $9 thousand and $2.8 million as of March 31, 2015 and December 31, 2014, respectively, in a retention bank account as collateral for the upcoming scheduled debt payments of its KEXIM and KEXIM-ABN Amro credit facilities, which were recorded under current assets in the Company’s Balance Sheets.

4                      Fixed assets, net

Fixed assets consist of vessels. Vessels’ cost, accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2014	$4,450,719	$(608,102)	$3,842,617
Additions	39,165	(137,061)	(97,896)
Disposals	(120,376)	75,769	(44,607)
Impairment Loss	(75,776)	—	(75,776)
As of December 31, 2014	$4,293,732	$(669,394)	$3,624,338
Additions	161	(32,488)	(32,327)
As of March 31, 2015	$4,293,893	$(701,882)	$3,592,011

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4                      Fixed assets, net (continued)

During the year ended December 31, 2014, the Company recorded an impairment loss of $75.8 million in relation to eight of its older vessels.  Fair value of each vessel was determined by management with the assistance from valuations obtained by third party independent shipbrokers.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $386.4 million as of March 31, 2015 and as of December 31, 2014. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

5                      Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and Other Costs	Total Deferred Charges
As of January 1, 2014	$4,041	$63,908	$67,949
Additions	6,887	182	7,069
Written off amounts	(286)	(55)	(341)
Amortization	(4,387)	(15,015)	(19,402)
As of December 31, 2014	$6,255	$49,020	$55,275
Additions	389	—	389
Amortization	(1,174)	(3,688)	(4,862)
As of March 31, 2015	$5,470	$45,332	$50,802

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years.  If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

6                      Other Current and Non-current Assets

Other current assets consisted of the following (in thousands):

	As of March 31, 2015	As of December 31, 2014
Claims receivable	$6,327	$7,856
Advances to suppliers and other assets	3,361	3,784
Total	$9,688	$11,640

As of March 31, 2015 and December 31, 2014, claims receivable consists of insurance and other claims. As of March 31, 2015 and December 31, 2014, the Company had an outstanding claim receivable of $3.9 million and $6.9 million, respectively, in relation to a collision incident of the Hanjin Italy outside Singapore.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6                      Other Current and Non-current Assets (continued)

Other non-current assets consisted of the following (in thousands):

	As of March 31, 2015	As of December 31, 2014
Fair value of swaps	$509	$664
Series 1 ZIM notes, net	6,350	6,274
Series 2 ZIM notes, net	31,308	30,923
Equity participation ZIM	28,693	28,693
Other assets	2,548	1,952
Total	$69,408	$68,506

As of July 16, 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors on substantially the same terms as the agreement in principle previously announced by ZIM in January 2014. The terms of the restructuring include a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of the Company’s vessels, which had already been implemented beginning in January 2014. The terms also include the receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to the Company which related to the outstanding long term receivable as of December 31, 2013.

As of July 16, 2014, the Company calculated the fair value of the instruments received from ZIM based on the agreement discussed above, other available information on ZIM, other contracts with similar terms, remaining maturities and interest rates and recorded at fair value an amount of $6.1 million in relation to the Series 1 Notes, $30.1 million in relation to the Series 2 Notes and $28.7 million in relation to its equity participation in ZIM. On a quarterly basis, the Company will account for the fair value unwinding of the Series 1 Notes and Series 2 Notes until the value of the instruments equals their face values on maturity. As of March 31, 2015 and December 31, 2014, the Company recorded $6.4 million and $6.3 million in relation to the Series 1 Notes and $31.3 million and $30.9 million in relation to the Series 2 Notes respectively and recognized $0.2 million and $0.6 million in relation to their fair value unwinding in the condensed consolidated Statements of Income in “Interest income” for the period ended March 31, 2015 and for the year ended December 31, 2014. Furthermore, as of March 31, 2015 and December 31, 2014, the Company recognized in the condensed consolidated Statements of Income in “Interest income”, a non-cash interest income of $0.2 million and $0.4 million respectively in relation to the 2% interest of Series 2 Notes, which is accrued quarterly with deferred cash payment on maturity. The Company will test periodically for impairment of these investments based on the existence of triggering events that indicate ZIM’s debt instruments and interest in equity may have been impaired.

Furthermore, as of July 16, 2014, an amount of $39.1 million, which represents the additional compensation received from ZIM, was recorded as unearned revenue representing compensation to the Company for the future reductions in the daily charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of the Company’s vessels. This amount is recognized in the condensed consolidated Statements of Income in “Operating revenues” over the remaining life of the respective time charters. During the three months ended March 31, 2015 and the year ended December 31, 2014, the Company recorded an amount of $1.5 million and $2.7, million respectively of unearned revenue amortization in “Operating revenues”. As of March 31, 2015 the outstanding balance of the current and non-current portion of unearned revenue in relation to ZIM was $6.0 million and $28.9 million, respectively. Refer to Notes 11c, Financial Instruments- Fair value of Financial Instruments.

In respect to the fair value of swaps, refer to Note 11b, Financial Instruments—Fair Value Interest Rate Swap Hedges.

7                      Accounts Payable

Accounts payable consisted of the following (in thousands):

	As of March 31, 2015	As of December 31, 2014
Suppliers, repairers	$8,548	$8,613
Insurers, agents, brokers	612	1,843
Other creditors	1,495	2,054
Total	$10,655	$12,510

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8                      Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of March 31, 2015	As of December 31, 2014
Accrued payroll	$1,224	$1,175
Accrued interest	9,452	9,457
Accrued expenses	13,314	14,073
Total	$23,990	$24,705

Accrued expenses mainly consisted of accrued realized losses on cash flow interest rate swaps of $9.5 million and $10.4 million as of March 31, 2015 and December 31, 2014, respectively, as well as other accruals related to the operation of the Company’s fleet of $4.4 million and $3.7 million as of March 31, 2015 and December 31, 2014, respectively.

9                      Other Current and Long-term Liabilities

Other current liabilities consisted of the following (in thousands):

	As of March 31, 2015	As of December 31, 2014
Fair value of swaps	$33,003	$51,022
Other current liabilities	790	1,480
Total	$33,793	$52,502

As of March 31, 2015 and December 31, 2014, other current liabilities mainly consist of nil and $0.7 million in relation to deferred fees accrued in accordance with the Bank Agreement (refer to Note 10, Long-Term Debt) and are recorded at amortized cost.

Other long-term liabilities consisted of the following (in thousands):

	As of March 31, 2015	As of December 31, 2014
Fair value of swaps	$2,761	$2,398
Other long-term liabilities	11,779	11,310
Total	$14,540	$13,708

In respect of the fair value of swaps, refer to Note 11a, Financial Instruments — Cash Flow Interest Rate Swap Hedges.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10          Long-Term Debt

Long-term debt consisted of the following (in thousands):

Lender	As of March 31, 2015	Current portion	Long-term portion	As of December 31, 2014	Current portion	Long-term portion
The Royal Bank of Scotland	$676,753	16,078	$660,675	$678,954	$12,657	$666,297
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	628,513	—	628,513	628,513	—	628,513
HSH Nordbank	27,625	8,644	18,981	28,843	7,633	21,210
The Export-Import Bank of Korea (“KEXIM”)	15,981	10,369	5,612	18,573	10,369	8,204
The Export-Import Bank of Korea & ABN Amro	51,234	11,250	39,984	56,859	11,250	45,609
Deutsche Bank	173,542	4,879	168,663	174,709	4,786	169,923
Canyon Capital Finance	142,874	10,165	132,709	144,467	8,228	136,239
Credit Suisse	206,421	10,081	196,340	208,585	9,328	199,257
ABN Amro-Bank of America Merrill Lynch-Burlington Loan Management-National Bank of Greece	237,692	13,254	224,438	239,896	11,422	228,474
Commerzbank-Credit Suisse- Credit Agricole	271,102	18,917	252,185	274,984	17,327	257,657
The Royal Bank of Scotland (January 2011 Credit Facility)	82,481	16,795	65,686	85,017	15,326	69,691
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank (January 2011 Credit Facility)	90,614	24,117	66,497	94,812	22,476	72,336
ABN Amro-Bank of America Merrill Lynch-Burlington Loan Management -National Bank of Greece (January 2011 Credit Facility)	26,444	9,840	16,604	26,444	6,371	20,073
Sinosure CEXIM-Citi-ABN Amro Credit Facility	138,990	20,340	118,650	142,380	20,340	122,040
Club Facility (January 2011 Credit Facility)	59,023	15,803	43,220	65,457	14,773	50,684
Citi—Eurobank Credit Facility (January 2011 Credit Facility)	69,741	6,111	63,630	69,759	5,830	63,929
Comprehensive Financing Plan exit fee accrued	12,795	—	12,795	11,862	—	11,862
Fair value hedged debt	864	—	864	1,006	—	1,006
Total long-term debt	$2,912,689	$196,643	$2,716,046	$2,951,120	$178,116	$2,773,004
Hyundai Samho Vendor Financing	$49,987	$39,292	$10,695	$64,367	$46,530	$17,837

All floating rate loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

Maturities of long-term debt for the next five years and thereafter subsequent to March 31, 2015, are as follows (in thousands):

Payment due by period ended	Fixed principal repayments	Variable principal payments	Final Payment due on December 31, 2018*	Total principal payments
March 31, 2016	$159,554	$37,089	$—	$196,643
March 31, 2017	194,546	96,038	—	290,584
March 31, 2018	169,643	123,209	—	292,852
March 31, 2019	165,142	47,072	1,849,107	2,061,321
March 31, 2020 and thereafter	57,630	—	—	57,630
Total long-term debt	$746,515	$303,408	$1,849,107	$2,899,030

* The last payment due on December 31, 2018, includes the unamortized remaining principal debt balances under the restructuring agreement, as such amount will be determinable following the fixed and variable amortization.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10          Long-Term Debt (continued)

The maturities of long term debt for the twelve month periods subsequent to March 31, 2015 are based on the terms of the Bank Agreement, under which the Company was not required to repay any outstanding principal amounts under its credit facilities, other than the KEXIM and KEXIM ABN Amro credit facilities which are not covered by the Bank Agreement, until May 15, 2013; thereafter until December 31, 2018 it is required to make quarterly principal payments in fixed amounts. In addition, the Company is required to make an additional payment in such amount that, together with the fixed principal payment, equals a certain percentage of its Actual Free Cash Flow of the preceding financial quarter. The table above includes both the fixed payments for which the Company has a contractual obligation, as well as the Company’s estimate of the future Actual Free Cash Flows and resulting variable amortization. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

Maturities of Hyundai Samho vendor financing for the next periods subsequent to March 31, 2015, are as follows (in thousands):

Payment due by period ended
March 31, 2016	$39,292
March 31, 2017	10,695
Total vendor financing	$49,987

On September 12, 2013, the Company signed a supplemental letter extending the terms of the February 9, 2012 supplemental letter through November 20, 2018 (the maturity of the respective credit facility), which amended the interest rate margin and the financial covenants of its KEXIM  ABN Amro credit facility. More specifically, the financial covenants were aligned with those set forth in the Bank Agreement (see below), and the interest rate margin was increased by 0.5 percentage points.

Bank Agreement

On January 24, 2011, the Company entered into a definitive agreement, which became effective on March 4, 2011, referred to as the Bank Agreement, that superseded, amended and supplemented the terms of each of the Company’s then existing credit facilities (other than its credit facilities with KEXIM and KEXIM ABN Amro which are not covered thereby), and provided for, among other things, revised amortization schedules, maturities, interest rates, financial covenants, events of defaults, guarantee and security packages and approximately $425 million of new debt financing. Subject to the terms of the Bank Agreement and the intercreditor agreement (the “Intercreditor Agreement”), which the Company entered into with each of the lenders participating under the Bank Agreement to govern the relationships between the lenders thereunder, under the January 2011 Credit Facilities (as described and defined below) and under the Hyundai Samho Vendor Financing described below, the lenders participating thereunder continued to provide the Company’s then outstanding credit facilities and amended the covenants under such credit facilities in accordance with the terms of the Bank Agreement.

In accordance with the accounting guidance for troubled debt restructuring, the Company’s debt did not meet the conditions of troubled debt restructuring as the lenders have not granted a concession. The effective borrowing rate of the restructured debt was higher than the effective borrowing rate of the old debt.

Interest and Fees

Under the terms of the Bank Agreement, borrowings under each of the Company’s existing credit facilities, other than the KEXIM and KEXIM-ABN Amro credit facilities which are not covered by the Bank Agreement, bear interest at an annual interest rate of LIBOR plus a margin of 1.85%.

The Company was required to make a margin adjustment fee payment equal to 1.55 percentage points of the applicable balance under its previously existing Aegean Baltic—HSH Nordbank—Piraeus Bank credit facility, calculated for the period from July 1, 2009 to the closing date under the Bank Agreement of March 4, 2011, to the participating lenders who are party to the HSH Facility Agreement. The margin adjustment fees were accrued and recorded as interest expense in the

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10          Long-Term Debt (continued)

Statement of Operations or capitalized into the cost of the vessels under construction. The total amount of $17.6 million was cash settled in March 2011.

The Company was also required to make a waiver adjustment payment, in respect of prior waivers obtained in 2009 and 2010 (contingent upon the closing of the Bank Agreement), such that each lender under any of the Company’s existing credit facilities prior to entry into the Bank Agreement would receive cumulative waiver fees during the preceding period of 0.2% of its existing financing commitments. This fee totaled $2.6 million, was paid in January 2011 and was deferred and is being amortized over the life of the respective credit facilities using the effective interest rate method.

The Company was also required to pay an amendment fee equal to 0.5% of the outstanding commitments under each existing financing arrangement, or $12.5 million in the aggregate, of which 20% was paid and deferred on the signing of a commitment letter for the Bank Agreement in August 2010, 40% was paid in January 2011 upon the signing of the Bank Agreement and the remaining 40% was due on December 31, 2014. The Company settled in full this amendment fee by paying $4.3 million on December 23, 2014 and $0.7 million on January 7, 2015. This amendment fee is deferred and amortized over the life of the respective credit facilities with the effective interest method. In addition, the Company is required to pay exit fees, which are discussed in detail below.

The Company was also required to pay a fee of 0.25% of the total committed amount contemplated by the August 6, 2010 commitment letter for the Bank Agreement for the period starting from August 6, 2010 up until March 4, 2011 (the effective date of the agreement) and which commitment fee was amended to 0.75% for the period after March 4, 2011, which fees were capitalized in cost of vessels under construction as it related to undrawn committed debt designated for specific newbuildings, and a $4.38 million amendment fee (of which $1.22 million was paid in December 2010 and $3.16 million was paid in January 2011) relating to conditions in respect of the Sinosure-CEXIM credit facility. This amendment fee was deferred and is being amortized over the life of the new debt using the effective interest rate method.

Principal Payments

Under the terms of the Bank Agreement (other than the KEXIM and KEXIM ABN Amro credit facilities, which are not covered by the Bank Agreement), the Company is required to make quarterly principal payments in fixed amounts, in relation to the Company’s total debt commitments from the Company’s lenders under the Bank Agreement and the January 2011 Credit Facilities, as specified in the table below:

	February 15,	May 15,	August 15,	November 15,	December 31,	Total
2015	26,736,647	27,021,750	25,541,180	34,059,102	—	113,358,679
2016	30,972,971	36,278,082	32,275,598	43,852,513	—	143,379,164
2017	44,938,592	36,690,791	35,338,304	31,872,109	—	148,839,796
2018	34,152,011	37,585,306	44,398,658	45,333,618	65,969,274	227,438,867
Total						633,016,506

* The Company may elect to make the scheduled payments shown in the above table three months earlier.

Furthermore, an additional variable payment in such amount that, together with the fixed principal payment (as disclosed above), equals 92.5% of Actual Free Cash Flow for such quarter until the earlier of (x) the date on which the Company’s consolidated net leverage is below 6:1 and (y) February 15, 2015; and thereafter through maturity, which will be December 31, 2018 for each covered credit facility, it will be required to make fixed quarterly principal payments in fixed amounts as specified in the Bank Agreement and described above plus an additional payment in such amount that, together with the fixed principal payment, equals 89.5% of Actual Free Cash Flow for such quarter. In addition, any additional amounts of cash and cash equivalents, but during the final principal payment period described above only such additional amounts in excess of the greater of (1) $50 million of accumulated unrestricted cash and cash equivalents and (2) 2% of the Company’s consolidated debt, would be applied first to the prepayment of the January 2011 Credit Facilities and after the January 2011 Credit Facilities are repaid, to the outstanding credit facilities covered by the Bank Agreement. The last payment due on December 31, 2018, will also include the unamortized remaining principal debt balances, as such amount will be determinable following the fixed and variable amortization.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10          Long-Term Debt (continued)

Under the Bank Agreement, “Actual Free Cash Flow” with respect to each credit facility covered thereby is equal to revenue from the vessels collateralizing such facility, less the sum of (a) interest expense under such credit facility, (b) pro rata portion of payments under its interest rate swap arrangements, (c) interest expense and scheduled amortization under the Hyundai Samho Vendor Financing and (d) per vessel operating expenses and pro rata per vessel allocation of general and administrative expenses (which are not permitted to exceed the relevant budget by more than 20%), plus (e) the pro rata share of operating cash flow of any Applicable Second Lien Vessel (which will mean, with respect to an existing facility, a vessel with respect to which the participating lenders under such facility have a second lien security interest and the first lien credit facility has been repaid in full).

Under the terms of the Bank Agreement, the Company continues to be required to make any mandatory prepayments provided for under the terms of its existing credit facilities and is required to make additional prepayments as follows:

•              50% of the first $300 million of net equity proceeds (including convertible debt and hybrid instruments), after entering into the Bank Agreement and 25% of any additional net equity proceeds; and

•              any debt proceeds (after repayment of any underlying secured debt covered by vessels collateralizing the new borrowings) (excluding the January 2011 Credit Facilities, the Sinosure CEXIM Credit Facility and the Hyundai Samho Vendor Financing),

which amounts would first be applied to repayment of amounts outstanding under the January 2011 Credit Facilities and then to the existing credit facilities. Any equity proceeds retained by the Company and not used within 12 months for certain specified purposes would be applied for prepayment of the January 2011 Credit Facilities and then to the credit facilities covered by the Bank Agreement. The Company would also be required to prepay the portion of a credit facility attributable to a particular vessel upon the sale or total loss of such vessel; the termination or loss of an existing charter for a vessel, unless replaced within a specified period by a similar charter acceptable to the lenders; or the termination of a newbuilding contract. The Company’s respective lenders under its credit facilities covered by the Bank Agreement and the January 2011 Credit Facilities may, at their option, require the Company to repay in full amounts outstanding under such respective credit facilities, upon a “Change of Control” of the Company, which for these purposes is defined as (i) Dr. Coustas ceasing to be its Chief Executive Officer, (ii) its common stock ceasing to be listed on the NYSE (or Nasdaq or other recognized stock exchange), (iii) whilst an event of default is continuing, a change in the ultimate beneficial ownership of the capital stock of any of its subsidiaries or ultimate control of the voting rights of those shares, (iv) Dr. Coustas and members of his family ceasing to collectively own over one third of the voting interest in its outstanding capital stock or (v) any other person or group controlling more than 20% of the voting power of its outstanding capital stock.

Covenants and Events of Defaults

On January 24, 2011, the Company entered into the Bank Agreement that superseded, amended and supplemented the terms of each of its existing credit facilities (other than its credit facilities with KEXIM and KEXIM-ABN Amro) and provided for, among other things, revised financial covenant levels under such existing credit facilities as described below, with which the Company was in compliance as of December 31, 2014 and 2013.

Under the Bank Agreement, the financial covenants under each of the Company’s existing credit facilities (other than under the KEXIM-ABN Amro credit facility which is not covered thereby, but which has been aligned with those covenants until maturity of the respective facility under the supplemental letter dated September 12, 2013 and our KEXIM credit facility, which contains only a collateral coverage covenant of 130%), have been reset to require the Company to:

•         maintain a ratio of (i) the market value of all of the vessels in the Company’s fleet, on a charter-inclusive basis, plus the net realizable value of any additional collateral, to (ii) the Company’s consolidated total debt above specified minimum levels gradually increasing from 90% through December 31, 2011 to 130% from September 30, 2017 through September 30, 2018;

•         maintain a minimum ratio of (i) the market value of the nine vessels (Hyundai Smart, Hyundai Speed, Hyundai Ambition, Hyundai Together, Hyundai Tenacity, Hanjin Greece, Hanjin Italy, Hanjin Germany and CMA CGM Rabelais) collateralizing the New Credit Facilities, calculated on a charter-free basis, plus the net realizable value of any additional collateral, to (ii) the Company’s aggregate debt outstanding under the New Credit Facilities of 100% from September 30, 2012 through September 30, 2018;

•         maintain minimum free consolidated unrestricted cash and cash equivalents, less the amount of the aggregate fixed and variable principal amortization amounts, described above, of $30.0 million at the end of each calendar quarter;

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10          Long-Term Debt (continued)

•        ensure that the Company’s (i) consolidated total debt less unrestricted cash and cash equivalents to (ii) consolidated EBITDA (defined as net income before interest, gains or losses under any hedging arrangements, tax, depreciation, amortization and any other non-cash item, capital gains or losses realized from the sale of any vessel, finance charges and capital losses on vessel cancellations and before any non-recurring items and excluding any accrued interest due to us but not received on or before the end of the relevant period; provided that non-recurring items excluded from this calculation shall not exceed 5% of EBITDA calculated in this manner) for the last twelve months does not exceed a maximum ratio gradually decreasing from 12:1 on December 31, 2010 to 4.75:1 on September 30, 2018;

•        ensure that the ratio of the Company’s (i) consolidated EBITDA for the last twelve months to (ii) net interest expense (defined as interest expense (excluding capitalized interest), less interest income, less realized gains on interest rate swaps (excluding capitalized gains) and plus realized losses on interest rate swaps (excluding capitalized losses)) exceeds a minimum level of 1.50:1 through September 30, 2013 and thereafter gradually increasing to 2.80:1 by September 30, 2018; and

•        maintain a consolidated market value adjusted net worth (defined as the amount by which the Company’s total consolidated assets adjusted for the market value of the Company’s vessels in the water less cash and cash equivalents in excess of the Company’s debt service requirements exceeds the Company’s total consolidated liabilities after excluding the net asset or liability relating to the fair value of derivatives as reflected in the Company’s financial statements for the relevant period) of at least $400 million.

For the purpose of these covenants, the market value of the Company’s vessels will be calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the “bareboat-equivalent” time charter income from such charter) so long as a vessel’s charter has a remaining duration at the time of valuation of more than 12 months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of such a vessel at the age such vessel would be at the expiration of the existing time charter). The market value for newbuilding vessels, all of which currently have multi-year charters, would equal the lesser of such amount and the newbuilding vessel’s book value.

Under the terms of the Bank Agreement, the covered credit facilities also contain customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a breach of the management agreement for the vessels securing the respective credit facilities and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the vessels securing the respective credit facilities.

Under the terms of the Bank Agreement, the Company generally will not be permitted to incur any further financial indebtedness or provide any new liens or security interests, unless such security is provided for the equal and ratable benefit of each of the lenders party to the Intercreditor Agreement, other than security arising by operation of law or in connection with the refinancing of outstanding indebtedness, with the consent, not to be unreasonably withheld, of all lenders with a lien on the security pledged against such outstanding indebtedness. In addition, the Company would not be permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant.

Collateral and Guarantees

Each of the Company’s existing credit facilities and swap arrangements, to the extent applicable, continue to be secured by their previous collateral on the same basis, and received, to the extent not previously provided, pledges of the shares of the Company’s subsidiaries owning the vessels collateralizing the applicable facilities, cross-guarantees from each subsidiary owning the vessels collateralizing such facilities, assignment of the refund guarantees in relation to any newbuildings funded by such facilities and other customary shipping industry collateral.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10          Long-Term Debt (continued)

January 2011 Credit Facilities (Aegean Baltic Bank—HSH Nordbank—Piraeus Bank, RBS, ABN Amro Club facility, Club Facility and Citi-Eurobank)

On January 24, 2011, the Company entered into agreements for the following new term loan credit facilities (“January 2011 Credit Facilities”):

(i)

a $123.8 million credit facility provided by HSH, which is secured by the Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais and customary shipping industry collateral related thereto (the $123.8 million amount includes principal commitment of $23.75 million under the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank credit facility already drawn as of December 31, 2010, which was transferred to the new facility upon finalization of the agreement in 2011);

(ii)	a $100.0 million credit facility provided by RBS, which is secured by the Hyundai Smart and the Hanjin Germany and customary shipping industry collateral related thereto;

(iii)	a $37.1 million credit facility with ABN Amro and lenders participating under the Bank Agreement which is secured by Hanjin Greece and customary shipping industry collateral related thereto;

(iv)

a $83.9 million new club credit facility to be provided, on a pro rata basis, by the other existing lenders participating under the Bank Agreement, which is secured by Hyundai Together and Hyundai Tenacity and customary shipping industry collateral related thereto; and

(v)

a $80.0 million credit facility with Citibank and Eurobank, which is secured by the Hyundai Ambition and customary shipping industry collateral related thereto ((i)-(v), collectively, the “January 2011 Credit Facilities”).

As of March 31, 2015, $328.3 million was outstanding under the above January 2011 Facilities and there were no remaining borrowing availability under the remaining credit facilities.

Interest and Fees

Borrowings under each of the January 2011 Credit Facilities above bear interest at an annual interest rate of LIBOR plus a margin of 1.85%, subject, on and after January 1, 2013, to increases in the applicable margin to: (i) 2.50% if the outstanding indebtedness thereunder exceeds $276 million, (ii) 3.00% if the outstanding indebtedness thereunder exceeds $326 million and (iii) 3.50% if the outstanding indebtedness thereunder exceeds $376 million.

The Company paid an arrangement fee of 2.00%, or $8.5 million in the aggregate, $3.3 million of which was paid in August 2010 (the date the commitment letter was entered into) and $5.2 million paid in January 2011, which was deferred and is being amortized through the Statement of Operations over the life of the respective facilities with the effective interest rate method. Furthermore, the Company paid a commitment fee of 0.75% per annum payable quarterly in arrears on the committed but undrawn portion of the respective loan.

On October 22, 2014, the Company entered into a supplemental agreement with the lenders under the HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank credit facility in relation to the use of proceeds from the sale of 5 mortgaged vessels (the Marathonas, the Commodore, the Duka, the Mytilini and the Messologi), all of which were sold during the year ended December 31, 2014 for an aggregate of $55.2 million gross sale proceeds less sale commissions, of which $18.2 million was applied against prepayment of the respective facility on August 18, 2014. The remaining $37.0 million were used to finance the acquisition of two secondhand containership vessels delivered on November 5, 2014. The Company paid the lenders a fee of $0.09 million for fully utilizing the remaining $37.0 million. This fee is deferred and amortized over the life of the respective credit facility with the effective interest method.

Principal Payments

Under the Bank Agreement, the Company was not required to repay any outstanding principal amounts under its January 2011 Credit Facilities until May 15, 2013 and thereafter it is required to make quarterly principal payments in fixed amounts as specified in the Bank Agreement plus an additional quarterly variable amortization payment, all as described above under “—Bank Agreement—Principal Payments.”

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10          Long-Term Debt (continued)

Covenants, Events of Default and Other Terms

The January 2011 Credit Facilities contain substantially the same financial and operating covenants, events of default, dividend restrictions and other terms and conditions as applicable to the Company’s then oustanding credit facilities as revised under the Bank Agreement described above.

Collateral and Guarantees

The collateral described above relating to the newbuildings financed by the respective credit facilities, will be (other than in respect of the CMA CGM Rabelais) subject to a limited participation by Hyundai Samho in any enforcement thereof until repayment of the related Hyundai Samho Vendor financing (described below) for such vessels. In addition lenders participating in the $83.9 million club credit facility described above received a lien on Hyundai Together and Hyundai Tenacity as additional security in respect of the pre-existing credit facilities the Company had with such lenders. The lenders under the other January 2011 Credit Facilities also received a lien on the respective vessels securing such January 2011 Credit Facilities as additional collateral in respect of its pre-existing credit facilities and interest rate swap arrangements with such lenders and Citibank and Eurobank also received a second lien on Hyundai Ambition as collateral in respect of its previously unsecured interest rate arrangements with them.

In addition, Aegean Baltic—HSH Nordbank—Piraeus Bank also received a second lien on the Deva , the CSCL Europe and the CSCL Pusan as collateral in respect of all borrowings from Aegean Baltic—HSH Nordbank—Piraeus Bank and RBS also received a second lien on the Derby D, CSCL America and the CSCL Le Havre as collateral in respect of all borrowings from RBS.

The Company’s obligations under the January 2011 Credit Facilities are guaranteed by its subsidiaries owning the vessels collateralizing the respective credit facilities. The Company’s Manager has also provided an undertaking to continue to provide the Company with management services and to subordinate its rights to the rights of its lenders, the security trustee and applicable hedge counterparties.

Sinosure-CEXIM-Citi-ABN Amro Credit Facility

On February 21, 2011, the Company entered into a bank agreement with Citibank, acting as agent, ABN Amro and the Export-Import Bank of China (“CEXIM”) for a senior secured credit facility (the “Sinosure-CEXIM Credit Facility”) of up to $203.4 million, in three tranches each in an amount equal to the lesser of $67.8 million and 60.0% of the contract price for the newbuilding vessels, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson, securing such tranche for post-delivery financing of these vessels. The Company took delivery of the respective vessels in 2011. The China Export & Credit Insurance Corporation, or Sinosure, covers a number of political and commercial risks associated with each tranche of the credit facility.

Borrowings under the Sinosure-CEXIM Credit Facility bear interest at an annual interest rate of LIBOR plus a margin of 2.85% payable semi-annually in arrears. The Company is required to repay principal amounts drawn under each tranche of the Sinosure-CEXIM Credit Facility in consecutive semi-annual installments over a ten-year period commencing after the delivery of the respective newbuilding being financed by such amount through the final maturity date of the respective tranches and repay the respective tranche in full upon the loss of the respective newbuilding.

As of March 31, 2015, $139.0 million was outstanding under the credit facility and there were no remaining borrowing availability under the remaining credit facility

Covenants, Events of Default and Other Terms

The Sinosure-CEXIM credit facility was amended and restated, effective on June 30, 2013, to align its financial covenants with the Company’s Bank Agreement (except for the minimum ratio of the charter free market value of certain vessels, as described in the Bank Agreement, which is not applicable) described above and continues to require the Company to maintain a minimum ratio of the market value of the vessel collateralizing a tranche of the facility to debt outstanding under such tranche of 125%.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10          Long-Term Debt (continued)

The Sinosure-CEXIM credit facility also contains customary events of default, including those relating to cross-defaults to other indebtedness, defaults under its swap agreements, non-compliance with security documents, material adverse changes to its business, a Change of Control as described above, a change in its Chief Executive Officer, its common stock ceasing to be listed on the NYSE (or Nasdaq or another recognized stock exchange), a breach of the management agreement for the mortgaged vessels and cancellation or amendment of the time charters (unless replaced with a similar time charter with a charterer acceptable to the lenders) for the mortgaged vessels.

The Company will not be permitted to pay cash dividends or repurchase shares of its capital stock unless (i) its consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of its vessels to its outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend is not, in breach of any covenant.

Collateral

The Sinosure-CEXIM Credit Facility is secured by customary post-delivery shipping industry collateral with respect to the vessels, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson, securing the respective tranche.

Hyundai Samho Vendor Financing

The Company entered into an agreement with Hyundai Samho Heavy Industries (“Hyundai Samho”) for a financing facility of $190.0 million in respect of eight of its newbuilding containerships built by Hyundai Samho, the Hyundai Speed, the Hyundai Smart, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany, in the form of delayed payment of a portion of the final installment for each such newbuilding. As of March 31, 2015, outstanding balance of this credit facility was $50 million.

Borrowings under this facility bear interest at a fixed interest rate of 8%. The Company is required to repay principal amounts under this financing facility in six consecutive semi-annual installments commencing one and a half years, in the case of three of the newbuilding vessels being financed, and in seven consecutive semi-annual installments commencing one year, in the case of the other five newbuilding vessels, after the delivery of the respective newbuilding being financed. This financing facility does not require the Company to comply with financial covenants, but contains customary events of default, including those relating to cross-defaults. This financing facility is secured by second priority collateral related to the newbuilding vessels being financed.

Exit Fees

The Company is required to pay Exit Fees of $25.0 million and, in the respective proportion to facilities covered by the Bank Agreement and the January 2011 Credit Facilities, are payable the earlier of (a) December 31, 2018 and (b) the date on which the respective facilities are repaid in full. The Exit Fees will accrete in the consolidated Statement of Operations over the life of the respective facilities (with the effective interest rate method) and are reported under “Long-term debt, net of current portion” in the consolidated Balance Sheets. The amount of Exit Fees outstanding as at March 31, 2015 and December 31, 2014, were $12.8 million and $11.9 million, respectively.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10          Long-Term Debt (continued)

Credit Facilities Summary Table

Lender	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$676.8

The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Federal (ex Hyundai Federal), the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande

Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$628.5

The Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C, the MSC Zebra (ex Niledutch Zebra), the Niledutch Palanca (ex Danae C), the Dimitris C, the MOL Performance and the MOL Priority

Canyon Capital Finance	$142.9	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$173.5	The Zim Rio Grande, the Zim Sao Paolo and the OOCL Istanbul (ex Zim Kingston)
Credit Suisse	$206.4	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro—Bank of America Merrill Lynch—Burlington Loan Management— National Bank of Greece	$237.7	The SNL Colombo, the YM Seattle, the YM Vancouver and the YM Singapore
Commerzbank—Credit Suisse—Credit Agricole	$271.1	The OOCL Novorossiysk (ex ZIM Dalian), the Hanjin Santos, the YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$27.6	The Deva and the Derby D
KEXIM	$16.0	The CSCL Europe and the CSCL America
KEXIM-ABN Amro	$51.2	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities

Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$90.6	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS(2)	$82.5	The Hyundai Smart and the Hanjin Germany
ABN Amro Club Facility	$26.5	The Hanjin Greece
Club Facility	$59.0	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$69.7	The Hyundai Ambition
Sinosure-CEXIM-Citi-ABN Amro	$139.0	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson
Vendor Financing
Hyundai Samho	$50.0	Second priority liens on the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany

(1)                                 As of March 31, 2015.

(2)                                 Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre.

(3)                                 Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan.

As of March 31, 2015, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with the covenants under its Bank Agreement and its other credit facilities as of March 31, 2015.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11          Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable and derivatives.

Derivative Financial Instruments:  The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk:  Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas. The Company’s maximum exposure to credit risk is mainly limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

Fair Value:  The carrying amounts reflected in the accompanying condensed consolidated balance sheets of financial assets and liabilities excluding long-term bank loans approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements equals the amount that would be paid by the Company to cancel the swaps.

Interest Rate Swaps:  The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter-parties, the Company does not believe it is necessary to obtain collateral arrangements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11                                  Financial Instruments (continued)

a. Cash Flow Interest Rate Swap Hedges

The Company, according to its long-term strategic plan to maintain relative stability in its interest rate exposure, has decided to swap part of its interest expense from floating to fixed. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three month USD$ LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders’ equity, and recognized to the Statement of Operations in the periods when the hedged item affects profit or loss.

On July 1, 2012, the Company elected to prospectively de designate cash flow interest rate swaps for which it was obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of the Company’s cash flow interest rate swap agreements are recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de designation date forward. The Company evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately.

The interest rate swap agreements converting floating interest rate exposure into fixed were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)		Floating Rate (Danaos receives)	Fair Value March 31, 2015	Fair Value December 31, 2014
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07	% p.a.	USD LIBOR 3M BBA	—	$(2,011)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12	% p.a.	USD LIBOR 3M BBA	(3,090)	(4,246)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07	% p.a.	USD LIBOR 3M BBA	(3,107)	(4,248)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124	% p.a.	USD LIBOR 3M BBA	(459)	(2,895)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775	% p.a.	USD LIBOR 3M BBA	(546)	(3,008)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1	% p.a.	USD LIBOR 3M BBA	(7,276)	(10,167)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98	% p.a.	USD LIBOR 3M BBA	(3,134)	(4,249)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695	% p.a.	USD LIBOR 3M BBA	(7,534)	(9,524)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125	% p.a.	USD LIBOR 3M BBA	(6,263)	(8,428)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755	% p.a.	USD LIBOR 3M BBA	(1,472)	(3,763)
								$(32,881)	$(52,539)
ABN Amro	06/06/2013	1/4/2016	12/31/2016	$325,000	1.4975	% p.a.	USD LIBOR 3M BBA	$(1,749)	$(617)
ABN Amro	31/05/2013	1/4/2016	12/31/2016	$250,000	1.4125	% p.a.	USD LIBOR 3M BBA	(1,134)	(264)
Total fair value of swap liabilities								$(35,764)	$(53,420)

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11                                  Financial Instruments (continued)

The Company recorded in the condensed consolidated statements of income unrealized gains of $17.7 million and $30.8 million in relation to fair value changes of interest rate swaps for the three months ended March 31, 2015 and 2014, respectively. Furthermore, unrealized losses of $13.2 million and $25.0 million were reclassified from Accumulated Other Comprehensive Loss to earnings for the three months ended March 31, 2015 and 2014, respectively (following the hedge accounting discontinuance as of July 1, 2012). The Company expects to reclassify from Accumulated Other Comprehensive Loss to earnings within the next twelve months unrealized losses of $19.6 million. The total fair value change of the interest rate swaps for the three months ended March 31, 2015 and 2014, amounted to $17.7 million and $30.8 million, respectively.

The variable-rate interest on specific borrowings was associated with vessels under construction and was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, were classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $1.0 million was reclassified into earnings for the three months ended March 31, 2015 and 2014, respectively, representing its amortization over the depreciable life of the vessels.

	Three months ended March 31,	Three months ended March 31,
	2015	2014
	(in millions)
Total realized losses	$(20.3)	$(32.8)
Amortization of deferred realized losses	(1.0)	(1.0)
Unrealized gains	4.4	5.8
Unrealized and realized losses on cash flow interest rate swaps	$(16.9)	$(28.0)

b. Fair Value Interest Rate Swap Hedges

These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting the Company’s fixed rate loan facilities to floating rate debt. Pursuant to the adoption of the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company’s earnings. The Company considered its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevented earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps was performed on a quarterly basis, on the financial statement and earnings reporting dates.

On July 1, 2012, the Company elected to prospectively de-designate fair value interest rate swaps for which it was applying hedge accounting treatment due to the compliance burden associated with this accounting policy. All changes in the fair value of the Company’s fair value interest rate swap agreements continue to be recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de-designation date forward.

The Company evaluated whether it is probable that the previously hedged forecasted interest payments will not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments continue to be probable of occurring. Therefore, the fair value of the hedged item associated with the previously designated fair value interest rate swaps will be frozen and recognized in earnings when the interest payments are recognized. If such interest payments were to be identified as being probable of not occurring, the fair value of hedged debt balance pertaining to these amounts would be reversed through earnings immediately.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11                                  Financial Instruments (continued)

The interest rate swap agreements converting fixed interest rate exposure into floating were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)		Floating Rate (Danaos pays)	Fair Value March 31, 2015	Fair Value December 31, 2014
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125	% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$228	$302
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125	% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	281	362
Total fair value								$509	$664

The total fair value change of the interest rate swaps for the period from January 1, 2015 until March 31, 2015, amounted to $0.2 million loss, and is included in the condensed consolidated statement of income in “Unrealized and realized loss on derivatives”. The related asset of $0.5 million is shown under “Other non-current assets” in the condensed consolidated balance sheet. The Company reclassified from “Long-term debt, net of current portion”, where its fair value of hedged item was recorded, to its earnings unrealized gains of $0.2 million for the three months ended March 31, 2015 (following the hedge accounting discontinuance as of July 1, 2012).

	Three months ended March 31, 2015	Three months ended March 31, 2014
	(in millions)
Unrealized losses on swap asset	$(0.2)	$(0.3)
Reclassification of fair value of hedged debt to Statement of Income	0.2	0.2
Realized gains	0.2	0.3
Unrealized and realized gains on fair value interest rate swaps	$0.2	$0.2

c. Fair Value of Financial Instruments

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level I:  Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of March 31, 2015.

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value Measurements as of March 31, 2015
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$509	$—	$509	$—
Liabilities
Interest rate swap contracts	$35,764	$—	$35,764	$—

	Fair Value Measurements as of December 31, 2014
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$664	$—	$664	$—
Liabilities
Interest rate swap contracts	$53,420	$—	$53,420	$—

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11                                  Financial Instruments (continued)

Interest rate swap contracts are measured at fair value on a recurring basis. Fair value is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Such instruments are typically classified within Level 2 of the fair value hierarchy. The fair values of the interest rate swap contracts have been calculated by discounting the projected future cash flows of both the fixed rate and variable rate interest payments. Projected interest payments are calculated using the appropriate prevailing market forward rates and are discounted using the zero-coupon curve derived from the swap yield curve. Refer to Note 11(a)-(b) above for further information on the Company’s interest rate swap contracts.

The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of March 31, 2015, these financial instruments are in the counterparties’ favor. The Company has considered its risk of non-performance and of its counterparties in accordance with the relevant guidance of fair value accounting. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

The estimated fair values of the Company’s financial instruments are as follows:

	As of March 31, 2015		As of December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$65,750	$65,750	$57,730	$57,730
Restricted cash	$9	$9	$2,824	$2,824
Accounts receivable, net	$6,579	$6,579	$7,904	$7,904
Due from related parties	$14,235	$14,235	$10,597	$10,597
Series 1 ZIM Notes	$6,350	$6,350	$6,274	$6,274
Series 2 ZIM Notes	$31,308	$31,308	$30,923	$30,923
Equity investment in ZIM	$28,693	$34,701	$28,693	$32,873
Accounts payable	$10,655	$10,655	$12,510	$12,510
Accrued liabilities	$23,990	$23,990	$24,705	$24,705
Long-term debt, including current portion	$2,912,689	$2,914,770	$2,951,120	$2,953,327
Vendor financing, including current portion	$49,987	$49,730	$64,367	$64,026

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows (in thousands):

	Fair Value Measurements as of March 31, 2015
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Series 1 ZIM Notes (1)	$6,350	$—	$6,350	$—
Series 2 ZIM Notes (1)	$31,308	$—	$31,308	$—
Equity investment in ZIM (1)	$34,701	$—	$34,701	$—
Long-term debt, including current portion(2)	$2,914,770	$—	$2,914,770	$—
Vendor financing, including current portion(3)	$49,730	$—	$49,730	$—
Accrued liabilities(4)	$23,990	$—	$23,990	$—

	Fair Value Measurements as of December 31, 2014
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Series 1 ZIM Notes (1)	$6,274	$—	$6,274	$—
Series 2 ZIM Notes (1)	$30,923	$—	$30,923	$—
Equity investment in ZIM (1)	$32,873	$—	$32,873	$—
Long-term debt, including current portion(2)	$2,953,327	$—	$2,953,327	$—
Vendor financing, including current portion(3)	$64,026	$—	$64,026	$—
Accrued liabilities(4)	$24,705	$—	$24,705	$—

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11                                  Financial Instruments (continued)

(1)                   The fair value is estimated based on currently available information on the Company’s counterparty, other contracts with similar terms, remaining maturities and interest rates.

(2)                   The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its creditworthiness.

(3)                   The fair value of the Company’s Vendor financing is estimated based on currently available financing with similar contract terms, interest rate and remaining maturities, as well as taking into account its creditworthiness.

(4)                   The fair value of the Company’s accrued liabilities, which mainly consists of accrued interest on its credit facilities and accrued realized losses on its cash flow interest rate swaps, is estimated based on currently available debt and swap agreements with similar contract terms, interest rates and remaining maturities, as well as taking into account its creditworthiness.

12                                  Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. Furthermore, the Company does not have any commitments outstanding.

13                                  Stockholders’ Equity

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. During the three months ended March 31, 2015, the Company had not granted any shares under the plan. During the three months ended March 31, 2015, the Company issued 106,526 new shares of common stock, which were distributed to the employees of the Manager in settlement of 2014 grant.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the three months ended March 31, 2015, none of the directors elected to receive in Company shares their compensation.

13                                  Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	March 31, 2015	March 31, 2014
	(in thousands)
Numerator:
Net income	$30,342	$8,407

Denominator (number of shares):
Basic and diluted weighted average common shares outstanding	109,785	109,669

The Warrants issued and outstanding as of March 31, 2015 and 2014, were excluded from the diluted Earnings per Share, because they were antidilutive.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14                                  Subsequent Events

Between April 1, 2015 and April 29, 2015, the Company issued 2,233 new shares of common stock, to the employees of the Manager in respect of grants made in 2014.